August 20, 2024

Michael White
Chief Financial Officer
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina 28012

       Re: Piedmont Lithium Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 29, 2024
           File No. 001-38427
Dear Michael White:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation